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 FORM 4                                                                                                     OMB Approval
                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION               -------------------------
[ ] Check this box if no longer                    WASHINGTON, D.C. 20549                             OMB Number: 3235-0287
    subject to Section 16. Form                                                                       Expires: September 30, 1998
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
    continue. See Instruction 1(b).                                                                   hours per response....... 0.5

          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
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1.Name and Address of Reporting Person*| 2. Issuer Name and Ticker or Trading Symbol       |6. Relationship of Reporting Person(s)
                                       |                                                   |      to Issuer (Check all applicable)
 Payne         Lisa            A.      |          Taubman Centers, Inc. (TCO)              |       X   Director        10% Owner
-------------------------------------------------------------------------------------------|     -----            -----
(Last)        (First)       (Middle)   |  3. IRS or Social       |  4. Statement for       |       X   Officer (give title below)
                                       |     Security Number     |                         |     -----
                                       |     of Reporting        |                         |           Other (specify below)
                                       |     Person (Voluntary)  |     Month/Year May 1999 |     -----
   200 East Long Road, Suite 300       |                         |                         |
                                       |                         |                         |     Executive Vice President &
                                       |                         |                         |
                                       |                         |                         |     Chief Financial Officer
---------------------------------------|                         |-------------------------|----------------------------------------
               (Street)                |                         |  5. If Amendment,       |7. Individual or Joint/Group Filing
                                       |                         |     Date of Original    |   Applicable Line
                                       |                         |     (Month/Year)        | X   Form filed by One Reporting Person
                                       |                         |                         | --
                                       |                         |                         |     Form filed by More than One
                                       |                         |                         |     Reporting Person
   Bloomfield Hills, Michigan 48304    |                         |                         | --
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(City)          (State)          (Zip) |      Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security                   | 2. Transaction| 3. Transaction| 4. Securities Acquired(A)| 5. Amount of|6. Owner |7. Nature
   (Instr. 3)                          |    Date       |    Code       |    or Disposed of (D)    | Securities  |   -ship | of
                                       |               |    (Instr. 8) |    (Instr. 3, 4 and 5)   | Beneficially| Form:   | Indirect
                                       |               |               |                          | Owned at End| Direct  | Bene-
                                       |               |---------------|--------------------------| of Month    | (D) or  | ficial
                                       |               |       |       |        | (A)  |          | (Instr. 3   | Indirect| Owner-
                                       |(Month/Day/    |       |       |        |  or  |          |   and 4)    | (I)     | ship
                                       |  Year)        |  Code |  V    | Amount | (D)  |  Price   |             |(Instr.4)|(Instr.4)
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
    Common Stock                       |    5/10/99    |   P   |       |  500   |  A   | $13.75   |             |    D    |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
    Common Stock                       |    5/10/99    |   P   |       | 1,500  |  A   | $13.8125 |   2,000     |    D    |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
---------------------------------------|---------------|-------|-------|--------|------|----------|-------------|---------|---------
                                       |               |       |       |        |      |          |             |         |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative|2. Conver-  |3. Trans- |4. Trans-   |5. Number of      |6.  Date Exer-  |7. Title and Amount      |8. Price
   Security           |   sion or  |   action |   action   |   Derivative     |    cisable and |   of Underlying         |   of
   (Instr. 3)         |   Exercise |   Date   |   Code     |   Securities Ac- |    Expiration  |   Securities            |   Deriv-
                      |   Price of |          |  (Instr. 8)|   quired (A) or  |    Date        |   (Instr. 3 and 4)      |   ative
                      |   Deriv-   |   (Month/|            |   Disposed of(D )|    (Month/Day/ |                         |   Secur-
                      |   ative    |   Day/   |            |   (Instr. 3, 4,  |    Year)       |                         |   ity
                      |   Security |   Year)  |            |   and 5)         |                |                         |  (Instr.
                      |            |          |            |                  |------------------------------------------|     5)
                      |            |          |            |                  |Date     |Expira-  |        | Amount or   |
                      |            |          |---------------------- --------|Exer-    |tion     |  Title | Number of   |
                      |            |          |  Code |V   | (A)     |(D)     |cisable  |Date     |        | Shares      |
----------------------|------------|----------|-------|----|-------- |--------|---------|---------|--------|-------------|----------
Notional Units of     |            |          |       |    |35,459.94|        |         |         |Common  |             |
Partnership Interest  |    (1)     | 3/4/99(2)|   A   | V  |  (3)    |        |1/1/01(4)|1/1/01(4)|Stock(1)| 35,459.94(1)|
----------------------|------------|----------|-------|----|---------|--------|---------|---------|--------|-------------|----------
                      |            |          |       |    |         |        |         |         |        |             |
----------------------|------------|----------|-------|----|---------|--------|---------|---------|--------|-------------|----------
                      |            |          |       |    |         |        |         |         |        |             |
----------------------|------------|----------|-------|----|---------|--------|---------|---------|--------|-------------|----------
                      |            |          |       |    |         |        |         |         |        |             |
----------------------|------------|----------|-------|----|---------|--------|---------|---------|--------|-------------|----------
                      |            |          |       |    |         |        |         |         |        |             |
----------------------|------------|----------|-------|----|---------|--------|---------|---------|--------|-------------|----------
                      |            |          |       |    |         |        |         |         |        |             |
----------------------|------------|----------|-------|----|---------|--------|---------|---------|--------|-------------|----------
                      |            |          |       |    |         |        |         |         |        |             |
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9. Number of      |    10. Ownership       |       11. Nature of
   Derivative     |        Form of         |           Indirect
   Securities     |        Derivative      |           Beneficial
   Beneficially   |        Security:       |           Ownership
   Owned at End   |        Direct (D)      |           (Instr. 4)
   of Month       |        or Indirect (I) |
   (Instr. 4)     |        (Instr. 4)      |
------------------|------------------------|------------------------------
35,459.94 (3)(5)  |           D            |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
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                  |                        |
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                  |                        |
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                  |                        |
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Explanation of Responses:

(1) Under the Taubman Company Long-Term Compensation Plan (the "Plan"), grants are made in respect of Notional (i.e., "phantom") Units of Partnership Interest in The Taubman Realty Group Limited Partnership ("TRG"), of which Taubman Centers, Inc. (the "Company"), is the Managing General Partner. Notional Units earn distribution equivalents, as and when TRG makes partnership distributions, which are credited to the employee's accounts as additional Notional Units. Under the Company's continuous offer to certain partners in TRG and other offerees (the "Continuing Offer"), each Unit of Partnership Interest in TRG held by such offerees is exchangeable for one share of the Company's Common Stock. Grants of Notional Units under the Plan, including distribution equivalents credited as additional Notional Units, are payable solely in cash. For purposes of determining the number of Notional Units to credit to an employee's account as distribution equivalents and calculating payments under the Plan, one Notional Unit of Partnership Interest is equal in value to one share of Common Stock.

(2) This award was made as of January 1, 1998, subject to the achievement of performance criteria, the determination and satisfaction of which occurred on March 4, 1999. Distribution equivalents have been credited as additional Notional Units on the 15th day of each month and, until settlement of the award, will continue to accrue as and when TRG makes partnership distributions (currently on the 15th day of each month).

(3) Consists of initial grant of 33,000 Notional Units and 2,459.94 additional Notional Units accrued as distribution equivalents during 1998.

(4) Awards under the Plan, including additional Notional Units credited as distribution equivalents, vest and become payable on the third January 1 after the date of grant, unless the employee elects to defer payment in accordance with the terms of the Plan.

(5)  Excludes distribution equivalents accrued since January 1, 1999, Notional
     Units with different exercise and expiration dates, as well as all actual
     Units of Partnership Interest and Incentive Options to acquire Units of
     Partnership Interest in which the Reporting Person has a pecuniary interest.
                                                                           /S/ DAVID A. HANDELSMAN*        6/10/99
                                                                           ------------------------------- -------
                                                                           * As Authorized Signatory for Lisa A. Payne
                                                                           **Signature of Reporting Person   Date


**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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